SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Lawson Software, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   52078P102
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 20, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      3,222,886

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      3,222,886

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,222,886

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.99%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,222,886

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,222,886

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,222,886

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.99%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,222,886

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,222,886

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,222,886

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.99%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      5,532,689

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      5,532,689

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      5,532,689

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.41%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      1,936,729

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,936,729

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,936,729

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.19%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      731,378

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      731,378

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      731,378

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.45%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      8,200,796

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      8,200,796

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      8,200,796

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.06%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      4,690,750

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      4,690,750

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,690,750

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.89%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,690,750

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,690,750

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,690,750

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.89%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,891,546

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,891,546

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,891,546

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.95%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,891,546

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,891,546

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,891,546

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.95%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,891,546

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,891,546

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,891,546

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.95%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,891,546

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,891,546

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,891,546

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.95%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      12,891,546

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      12,891,546

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      12,891,546

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.95%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 52078P102

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  / /
      (b)  / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      16,114,432

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      16,114,432

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      16,114,432

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      9.94%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Lawson Software, Inc. (the "Issuer"), and hereby amends the Schedule 13D relating to the Shares filed with the Securities and Exchange Commission on May 24, 2010, and amended by Amendment No. 1 thereto (as amended, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule  13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The Reporting Persons hold, in the aggregate, 16,114,432 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $124.4 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on August 19, 2010, the indebtedness of (i) High River's margin account was approximately $349.7 million, (ii) Icahn Partners' margin account was approximately $114.3 million, (iii) Icahn Master's margin account was approximately $141.5 million, (iv) Icahn Master II's margin account was approximately $107.2 million, and (v) Icahn Master III's margin account was approximately $14.5 million.

Item 5. Interest in Securities of the Issuer

     Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 16,114,432 Shares, representing approximately 9.94% of the Issuer's outstanding Shares (based upon the 162,080,920 Shares stated to be outstanding as of July 1, 2010 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on July 16, 2010).

     (b) High River has sole voting power and sole dispositive power with regard to 3,222,886 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,532,689 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,936,729 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 731,378 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,690,750 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 20, 2010. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                    Date               Amount             Price
Reporting                  of                 of                 per
Person                     Transaction        Securities         Share
---------------------      ------------       -----------        -------
High River LP               06/23/2010          11,457(1)        3.15(2)
High River LP               06/24/2010          22,304(1)        3.07(2)
High River LP               06/25/2010             300(1)        3.01(2)
High River LP               06/29/2010          27,012(1)        2.74(2)
High River LP               06/30/2010          20,000(1)        2.61(2)
Icahn Partners LP           06/23/2010          16,675(1)        3.15(2)
Icahn Partners LP           06/24/2010          32,464(1)        3.07(2)
Icahn Partners LP           06/25/2010             437(1)        3.01(2)
Icahn Partners LP           06/29/2010          39,315(1)        2.74(2)
Icahn Partners LP           06/30/2010          29,109(1)        2.61(2)
Icahn Partners Master       06/23/2010          19,668(1)        3.15(2)
  Fund LP
Icahn Partners Master       06/24/2010          38,291(1)        3.07(2)
  Fund LP
Icahn Partners Master       06/25/2010             515(1)        3.01(2)
  Fund LP
Icahn Partners Master       06/29/2010          46,372(1)        2.74(2)
  Fund LP
Icahn Partners Master       06/30/2010          34,333(1)        2.61(2)
  Fund LP
Icahn Partners Master       06/23/2010           6,886(1)        3.15(2)
  Fund II L.P.
Icahn Partners Master       06/24/2010          13,403(1)        3.07(2)
  Fund II L.P.
Icahn Partners Master       06/25/2010             179(1)        3.01(2)
  Fund II L.P.
Icahn Partners Master       06/29/2010          16,233(1)        2.74(2)
  Fund II L.P.
Icahn Partners Master       06/30/2010          12,019(1)        2.61(2)
  Fund II L.P.
Icahn Partners Master       06/23/2010           2,600(1)        3.15(2)
  Fund III L.P.
Icahn Partners Master       06/24/2010           5,060(1)        3.07(2)
  Fund III L.P.
Icahn Partners Master       06/25/2010              69(1)        3.01(2)
  Fund III L.P.
Icahn Partners Master       06/29/2010           6,130(1)        2.74(2)
  Fund III L.P.
Icahn Partners Master       06/30/2010           4,539(1)        2.61(2)
_________________________
(1) Shares underlying American-style call options purchased by the applicable Reporting Person in the over-the-counter market, which expire on May 11, 2012. On August 20, 2010, the Reporting Persons exercised call options for an aggregate of 6,604,030 Shares at an exercise price of $4.85 per Share, which represents all call options held by the Reporting Persons as of the date of this filing, including the call options to which this footnote is referenced.
(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $4.85. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by the addition of the following:

Call Options
------------
     The Reporting Persons have purchased American-style call options referencing an aggregate of 6,604,030 Shares, which would have expired on May 11, 2012. On August 20, 2010, the Reporting Persons exercised all such call options and thereby acquired 6,604,030 Shares, in the aggregate.

Put Options
-----------
     The Reporting Persons have sold European-style put options referencing an aggregate of 6,604,030 Shares, which would have expired on May 11, 2012. On August 20, 2010, upon exercise of the call options, all of such put options terminated.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

     By:  /s/ Daniel A. Ninivaggi
          -----------------------
          Name:  Daniel A. Ninivaggi
          Title:  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN


              [Lawson 13D Amendment No. 2 re: Exercise of Options]